Filed by TLG Acquisition One Corp. and Electriq Power, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: TLG Acquisition One Corp.

Commission File No.: 001-39948

Electriq Power to Merge with TLG Acquisition One Corp., List on NYSE

Executive Briefing Document

November 14, 2022

The following is a top-level flow for executives to talk about the news to employees, customers/partners, investors, etc. The statements below are approved and can be shared verbally with these audiences. Please do not expand from these.

If you receive any questions beyond those contained here, please direct them to Jim Van Hoof.

What is the news?

Today, we have announced the next step in positioning Electriq for even more success – we plan to go public through a business combination with TLG Acquisition One Corp. (NYSE: TLGA). Once the transaction is closed, we plan to publicly trade on the NYSE under symbol (ELIQ). For further details about the transaction or the financials, please refer to the press release (link) .

Why are we doing this?

Since Electriq was founded in 2014, we have focused on bringing innovative energy storage solutions to the broadest possible audience. To date, the Electriq team has achieved significant technology and customer milestones, building an innovative energy storage and management platform and go-to-market strategy, and we’re ready for this next step in our journey.

We anticipate this transaction will help pave the way for Electriq to build on all the work the team has done to date and accelerate the delivery of intelligent hardware and software solutions to the marketplace. This still is a nascent industry with huge growth potential, and it provides significant opportunity for all stakeholders.

When will this close?

We expect this will close in the first half of 2023.

How does this change what we should do in the meantime?

It is very important that we continue business as usual. We have all done a huge amount of good work to date, and we want to carry that forward. We will provide more guidance and direction as the situation evolves, but for the time being we want to keep and build on our momentum. Our partners have also been informed of the event and we have reiterated business as usual.

What is Electriq’s overall goal for the next few years?

Our goal is to make always-available, low-cost clean energy easily accessible to all socioeconomic groups, including low- and middle- income communities, across the U.S. This next step will help us accelerate the strategies and tactics to make that happen.

Additional Information and Where to Find It

This communication relates to a proposed business combination transaction (the “Business Combination”) involving TLG Acquisition One Corp. (“TLG”) and Electriq Power, Inc. (“Electriq”) pursuant to which Electriq would become a wholly-owned subsidiary of TLG and TLG would be renamed New Electriq Holdings, Inc. This communication may be deemed to be solicitation material in respect of the proposed Business Combination. The proposed Business Combination will be submitted to TLG’s stockholders for their consideration. In connection with the proposed Business Combination, TLG intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) containing a joint proxy statement/consent solicitation statement/prospectus (the “Joint Proxy Statement/Consent Solicitation Statement/Prospectus”) to be distributed to TLG’s and Electriq’s stockholders in connection with TLG’s solicitation of proxies for the vote of TLG’s stockholders in connection with the proposed Business Combination, Electriq’s and other matters as described in such Joint Proxy Statement/Consent Solicitation Statement/Prospectus. The Joint Proxy Statement/Consent Solicitation Statement/Prospectus will also serve as the prospectus relating to the offer of the securities to be issued to Electriq’s stockholders in connection with the completion of the proposed Business Combination. TLG also intends to file other relevant documents with the SEC regarding the proposed Business Combination. The definitive Joint Proxy Statement/Consent Solicitation Statement/Prospectus will be mailed to TLG’s stockholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION, INVESTORS AND STOCKHOLDERS OF TLG AND INVESTORS AND STOCKHOLDERS OF ELECTRIQ AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED BY TLG WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

The Joint Proxy Statement/Consent Solicitation Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by TLG with the SEC, may be obtained once such documents are filed with the SEC at the SEC’s website at www.sec.gov or free of charge from TLG at https://tlgacquisitions.com/investor-relations/default.aspx or by directing a written request to TLG at 515 North Flagler Drive, Suite 520, West Palm Beach, FL 33401.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

TLG, Electriq and certain of their respective executive officers, directors, other members of management and employees and other persons may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies or written consents in connection with the proposed Business Combination. Information regarding TLG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 25, 2022 (the “Annual Report”). To the extent that holdings of TLG’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Joint Proxy Statement/Consent Solicitation Statement/Prospectus and other relevant materials relating to the proposed Business Combination to be filed with the SEC when they become available. Stockholders and other investors should read the Joint Proxy Statement/Consent Solicitation Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “scheduled,” “seek,” “should,” “will,” “would” or similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These statements are based on the beliefs and assumptions of the management of TLG and Electriq. Although TLG and Electriq believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither TLG nor Electriq can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements contained in this communication include, but are not limited to, statements about the ability of TLG and Electriq prior to the consummation of the Merger and the related transactions (the “Business Combination”) to: execute their business strategy, including expansions in new geographies; meet the closing conditions to the Business Combination, including approval by stockholders of TLG and Electriq on the expected terms and schedule; realize the benefits expected from the proposed Business Combination; continue to develop new energy storage solutions and software-enabled services to meet constantly evolving customer demands; develop, design, and sell products and services that are differentiated from those of competitors; anticipate the impact of the COVID-19 pandemic and its effect on business and financial conditions; manage risks associated with operational changes in response to the COVID-19 pandemic; minimize supply chain risks by diversifying the sources of key product components while maintaining component acquisition costs; attract, train, and retain effective directors, officers and key technical and sales personnel; enhance future operating and financial results; comply with laws applicable to their business, including environmental, health and safety regulations and policies; stay abreast of modified or new laws and regulations applicable to their business, including any changes in technician qualification requirements or data and privacy regulation; anticipate the impact of, and respond to, new accounting standards; anticipate the significance and timing of contractual obligations; respond to the failure of customers and partners to comply with contractual obligations; manage operational risks associated with construction, utility interconnection and installation permitting; respond to fluctuations in foreign currency exchange rates and political unrest and regulatory changes in international markets from various events; deliver on contractual commitments with existing customers and convert non-binding letters of intent into binding agreements; maintain key strategic relationships with partners and customers; acquire new customers; respond to uncertainties associated with product and service development and market acceptance and adoption of solar and energy storage solutions; successfully defend litigation; upgrade and maintain information technology systems; access, collect, and use personal data about consumers; protect proprietary software and enforce intellectual property rights; anticipate rapid technological changes in the energy storage industry; meet future liquidity requirements and comply with any applicable restrictive covenants related to indebtedness; maintain the listing on, or the delisting of the securities of TLG or Electriq Power Holdings, Inc. from, the New York Stock Exchange (the “NYSE”) or an inability to have our securities listed on the NYSE or another national securities exchange following the Business Combination; effectively respond to general economic and business conditions; obtain additional capital, including use of the debt market and third-party project financing, on acceptable terms; successfully deploy the proceeds from the Business Combination; and those factors discussed in documents of TLG filed, or to be filed, with the SEC.